Exhibit 9.6

FRANK RUSSO

60 Cedar Lake West ~ Denville, New Jersey 07834 ~ (201) 213-2504
frankrusso247@verizon.net

SUMMARY OF QUALIFICATIONS

An entrepreneurial style with a proven track record in sales, marketing and management, which demonstrates my ability to build new business and expand opportunities to generate revenue in various market conditions. Core Competencies include: implementing sales distribution and product strategy, sales team leadership, marketing, market analysis and business development.

PROFESSIONAL EXPERIENCE

RYCA Inc. – Sales / Consulting	2008 –Present
V.P. of Development
·      Develop relationships with manufacturer’s and business owners.
·      Analysis current brand direction and create a methodology that holds sales teams accountable.
·      Expanding the vision of employers and their staff, instilling common pathways with milestones.

ALPHA 6 Distributions – USA / Canada	2007 – 07 / 2008
CEO
•      Managed the finance, accounting, operations, production, design, importing, marketing, sales and distribution of the business, including all divisions and brands for Arctix and Allyance.
•      Built Annual and Quarterly budgets, holding departments accountable for business development both in the field and within the organization.
•      Hired and trained a US national sales team to sell winter apparel.
•      Built an existing business from $3million to $7million in one selling season.

Gladiator Sales Inc. – Mid Atlantic/New England - Exclusive Sales Agency for Puma North America	1996 - 2007
President
•      Sales for all Puma North America products including–footwear, apparel and accessories.
•      Responsible for sales, distribution strategies and marketing for various accounts including: Bloomingdale’s, Nordstrom, Macy’s, Barney’s, Sak’s Fifth Ave., Lord & Taylor , Michael K’s, The Tannery, Shoe.com, ALIFE, Urban Outfitters, Shoe Mania, Tip Top, Dr. Denim, etc.
•      Built a thriving business from $7 million to over $75 million with 13 sales associates, directly involved in hiring, training and managing approximately 400 accounts with 1,200 rooftops.
•      Represented 31% of Puma North America sales within a territory that has a population of 71 million people or 23% of the US total population.
•      Administrative responsibilities included payroll, setting operating budgets for marketing / sales/ inventory / built and managed inventory on a monthly basis / established forecasts for all product line items on a monthly calendar.
•      Brand Agency of the Year – 2000 and 2002

Frank Russo and Associates - Metro NY/NJ – Sales Agency for DIADORA	1994 – 1996
President
•      Directed and organized sales distribution strategy for Italian footwear manufacturer - DIADORA.
•      Developed a territory from $ 300,000 to over $4 million in sales with 2 associates.
•      Sales Agent of the Year - 1995

John Mallon and Associates - Upstate NY and New England	1985 – 1994
Manufacturer’s Representative
• Performed multi-functional role in sales and marketing • Represented Mizuno, Easton, Majestic, Adams, Ripon Athletic and Ektelon

EDUCATION and Hobbies

St. Michael’s College - Winooski, Vermont	Family, Coaching, Golf, Basketball
Bachelor of Arts: Business Administration 1981	and Keeping in Shape